UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTIONS 13(a) OR SECTION 12(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number   000-52208

Pacific Asia China Energy Inc.

(Exact name of registrant as specified in its charter)

1620 Dickson Avenue, #700

Kelowna, British Columbia, Canada  V1Y 9Y2

250-979-7028 (Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common shares, without par value

(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934.

Rule 12h-6 (a)       [   ]

Rule 12h-6 (d)       [ X ]

(for equity securities)

(for successor registrants)

Rule 12h-6 (c)       [   ]

Rule 12h-6 (i)        [   ]

(for debt securities)

(for prior Form 15 filers)

Item 1. Exchange Act Reporting History

Pacific Asia China Energy Corp. (“PACE”) (the “predecessor Company”) is a Canadian corporation.  The Company first became subject to the Exchange Act reporting obligations pursuant to a Registration Statement on Form 20-F that was declared effective on or about October 31, 2006.

PACE filed or submitted all reports required under Sections 13(a) and 15(d) of the Exchange Act and the corresponding rules of the Securities and Exchange Commission (the “SEC”) for the twelve months preceding the filing of this Form 15F, including the Annual Report on Form 20-F for the fiscal year ended February 28, 2007, which was filed on August 27, 2007.

Item 2.  Recent United States Market Activity

PACE’s common shares have not been sold in the United States in a registered offering under the Securities Act of 1933, as amended.

Item 3.  Foreign Listing

A.  PACE’s common shares were listed on the:

1.  TSX Venture Exchange in Toronto, Ontario, Canada until its acquisition effective July 10, 2008. PRIMARY.

2.  Also, Berlin, Frankfurt, and XETRA exchanges in Europe until its acquisition.

B.  PACE's common shares began trading on the Canadian Venture Exchange in Vancouver, British Columbia, Canada, (a predecessor to the TSX Venture Exchange) in April 1990.   PACE maintained a listing of its common shares on the TSX Venture Exchange for at least the twelve months preceding the filing of this Form 15F.

PACE's common shares began trading on the Berlin, Frankfurt, and XETRA exchanges in Europe effective 2/21/2006, 2/22/2006 and 2/28/2006, respectively.  PACE maintained a listing of its common shares on these exchanges for at least the twelve months preceding the filing of this Form 15F.

C.  Trading of PACE’s common shares on the TSX Venture Exchange, Berlin, Frankfurt, and XETRA exchanges during the most recent twelve-month period constituted 100% of trading activity in on-exchange transactions.

Item 4.  Comparative Trading Volume Data

Not applicable

Item 5.  Alternative Record Holder Information

Not applicable

Item 6.  Debt Securities

Not applicable

Item 7.  Notice Requirement

On July 10, 2008, the Company announced the closing of the Plan of Arrangement under which Green Dragon Gas, though its wholly-owned direct and indirect subsidiaries, GREKA China Ltd. and GREKA Acquisitions Ltd., acquired all of the Company’s outstanding shares at a price of CDN$0.35 per share in cash.

Item 8.  Prior Form 15 Filers

Not applicable

Item 9.  Rule 13g3-2(b)

Not applicable

Item 10.  Exhibits

  1.  Form 6-K filed on August 27, 2008 (Incorporated by reference)

Item 11. Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

1.  The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

2.  Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

3.  It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, [name of registrant as specified in charter] has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, [name of registrant as specified in charter] certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

Pacific Asia China Energy Inc. (Registrant)

By:	/s/ Randeep Grewal
Randeep Grewal Chairman and CEO

Date: August 28, 2008